UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Fourth Quarter of 2007

Fourth Quarter of 2007

Rio de Janeiro, March 3, 2008 - CONTAX Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY), the largest contact center service provider in Brazil, announces its results for the fourth quarter (4Q07) and the full year of 2007. The following financial and operating information is presented pursuant to Brazilian Corporate Law except where otherwise stated.

HIGHLIGHTS

  In 2007, Contax acquired ten new clients for the customer service, telemarketing and debt collection services, three of which in the 4Q07.

  Contax closed 2007 with 28,043 workstations (WS), 25.2% more than in the previous year.

  The number of employees came to 61,397 at the year end, 25.0% up on December 2006.

  In the 4Q07, net revenue totaled R$389.6 million, 27.5% and 11.0% up on the 4Q06 and 3Q07, respectively. In 2007, there was a 12.1% increase compared to 2006.

  EBITDA amounted to R$46.1 million in the 4Q07, 13.6% and 18.2% higher than in the 4Q06 and the 3Q07, respectively. In 2007, EBITDA stood at R$163.9 million, 12.5% higher than in 2006. The EBITDA margin of 12.0% was in line with 2006.

  The Shareholders’ Meeting held on October 17th approved a reverse split of the Company’s shares in the ratio of 20 (twenty) to 1 (one) share of the same type, said shares to be traded in their grouped form as of November 17th. The ADRs were not grouped thus the current trading ratio is 20 ADRs to 1 (one) preferred share.

  In October 2007, Contax received the first R$ 100 million tranche of a R$ 216,5 million loan from the BNDES agreed upon in August. A total of R$ 50 million has been freed by January 2008, reaching R$ 150 million. This loan will be used to increase installed capacity and modernize existing installations, train staff, improve service quality and productivity, and invest in marketing initiatives. The cost of the loan is the TJLP (long-term interest rate) plus 2% p.a. over 6 years with a 24-month grace period.

Key Indicators

Key Indicators	4Q07	4Q06	Chg.	Chg. %	4Q07	3Q07	Chg.	Chg. %

Workstations[1]	28,043	22,407	5,636	25.2%	28,043	24,846	3,197	12.9%
Employees[1]	61,397	49,132	12,265	25.0%	61,397	57,155	4,242	7.4%
Net Revenues[2]	389.6	305.5	84	27.5%	389.6	350.9	39	11.0%
EBITDA[2]	46.1	40.6	6	13.6%	46.1	39.0	7	18.2%
%EBITDA	11.8	13.3		-1.5 p.p.	11.8	11.1		0.7 p.p.
Cash1/2	240.3	231.3	9	3.9%	240.3	139.3	101	72.5%
Capex[2]	63.7	31.3	32	103.5%	63.7	38.7	25	64.6%

Retained	2007	2006	Chg.	Chg. %

Net Revenues[2]	1,365.8	1,218.6	147	12.1%		1- Final position in each period.
EBITDA[2]	163.9	145.7	18	12.5%		2-R$ Million.
%EBITDA	12.0	12.0		0 p.p.
Capex[2]	133.4	66.1	67	101.8%

Operating Performance

Workstations

Contax closed 2007 with 28,043 workstations in operation, 25.2% and 12.9% more than at the end of 2006 and September 2007, respectively. Around 50% of this strong final-quarter expansion was due to the high seasonality of certain clients, while the remainder basically reflected the expansion of new operations, especially related to existing clients, underlining the company’s success in pursuing operating excellence through an increasingly differentiated line of products.

Employees

The number of employees totaled 61,397 at year-end, 25.0% up on December 2006, chiefly due to the increase in the volume of services provided. The 7.4% quarter-on-quarter upturn was less than the 12.9% increase in the number of workstations in the same period, due to the fact that a number of new employees were training in the third quarter for operations that began in this quarter.

Financial Performance

Income Statement

R$ Thousand	4Q07	4Q06	Chg. R$	Chg. %	4Q07	3Q07	Chg. R$	Chg. %
Net Revenues	389,559	305,548	84,011	27.5%	389,559	350,889	38,670	11.0%
Cost of services	(318,658)	(246,841)	(71,817)	29.1%	(318,658)	(284,682)	(33,976)	11.9%
Personnel	(243,986)	(194,650)	(49,336)	25.3%	(243,986)	(222,629)	(21,357)	9.6%
Third-party	(49,778)	(35,171)	(14,607)	41.5%	(49,778)	(39,462)	(10,316)	26.1%
Rental and insurance	(21,093)	(15,286)	(5,807)	38.0%	(21,093)	(20,172)	(921)	4.6%
Other	(3,801)	(1,734)	(2,067)	119.2%	(3,801)	(2,419)	(1,382)	57.1%
SG&A	(25,269)	(16,066)	(9,203)	57.3%	(25,269)	(20,829)	(4,440)	21.3%
Other Oper.Inc.&Exp, net	471	(2,047)	2,519	-123.0%	471	(6,373)	6,844	-107.4%
EBITDA	46,103	40,594	5,508	13.6%	46,103	39,005	7,098	18.2%
Deprec.&Amort.	(18,331)	(13,372)	(4,959)	37.1%	(18,331)	(18,060)	(271)	1.5%
EBIT	27,772	27,222	549	2.0%	27,772	20,945	6,827	32.6%
Financ. Res., net	(1,177)	4,139	(5,316)	n.m.	(1,177)	(191)	(986)	n.m.
Non-Operating Result	3	8	(5)	n.m.	3	(31)	34	n.m.
Income before inc.tax	26,598	31,370	(4,772)	-15.2%	26,598	20,723	5,875	28.3%
Inc.tax & Social Contr.	(8,013)	(10,897)	2,884	-26.5%	(8,013)	(7,474)	(539)	7.2%
Net Income	18,585	20,471	(1,887)	-9.2%	18,585	13,249	5,336	40.3%

Year to Date Comparison

R$ Thousand	2007	2006	Chg. R$	Chg. %		* n.m. - not measured
Net Revenues	1,365,815	1,218,583	147,232	12.1%
Cost of services	(1,106,438)	(994,044)	(112,394)	11.3%
Personnel	(863,257)	(786,712)	(76,545)	9.7%
Third-party	(158,276)	(133,384)	(24,892)	18.7%
Rental and insurance	(75,385)	(61,799)	(13,586)	22.0%
Other	(9,520)	(12,149)	2,629	-21.6%
SG&A	(79,863)	(67,460)	(12,403)	18.4%
Other Oper.Inc.&Exp, net	(15,646)	(11,421)	(4,225)	37.0%
EBITDA	163,867	145,658	18,209	12.5%
Deprec.&Amort.	(84,268)	(52,070)	(32,198)	61.8%
EBIT	79,599	93,588	(13,989)	-14.9%
Financ. Res., net	1,647	17,751	(16,104)	-90.7%
Non-Operating Result	67	0	67	n.m.
Income before inc.tax	81,314	111,339	(30,025)	-27.0%
Inc.tax & Social Contr.	(27,330)	(36,625)	9,295	-25.4%
Net Income	53,984	74,714	(20,730)	-27.7%

Net Revenue from Services Rendered

Net revenue totaled R$1,365.8 million in 2007, 12.1% or R$147.2 million up on the previous year. Several factors contributed to this growth, including: (i) the expansion in the volume of operations with existing clients, especially in the retail and financial sectors; (ii) contracts readjustment to reflect increase in costs; (iii) new businesses, such as the new infrastructure management operations as of 2007. Note that Contax’s growth in sectors other than telecommunications, mainly represented by “Oi”, came to 32.3% in 2007, significantly above market growth, estimated between 8% to 10%.

This performance reflects the work developed by the Company, which includes constant investments in quality and innovation, leading to more efficient contact center operations and improvements to its clients’ internal processes.

In the 4Q07, net revenue stood at R$389.6 million, 27.5% or R$84.0 million up yoy, chiefly due to the increase in the volume of operations with existing clients, especially those outside the telecom sector, which increased by 42.2% . In addition, these clients accounted for over 50% of the Company’s final-quarter revenue.

From the product point of view, customer services continued to account for the biggest portion of net revenue, representing 60.1% of the total. Telemarketing and debt collection accounted for 18.0% and 15.9%, respectively, but we believe they have greater growth potential.

Compared to the previous quarter, net revenue rose by 11% or R$38.7 million, also due to the expansion of existing-client business, mainly in the telecom, financial and pay TV segments.

Cost of Services Rendered and Operating Expenses

The growth in the cost of services rendered was the main factor fueling the R$112.4 million, or 11.3%, increase in 2007 costs, which totaled R$1,106.4 million, given that more than 90% of costs come from variable items related to business volume.

In the 4Q07, the cost of services rendered totaled R$318.7 million, R$71.8 million or 29.1% higher yoy. This upturn was mainly due to higher personnel expenses, up by R$49.3 million or 25.3%, basically reflecting the increase in the volume of services rendered, whose R$40 million impact entailed an expanded workforce and consequent recruiting and training costs totaling R$4 million. In addition, this item was burdened by the impact of the 2007-2008 Collective Labor Agreement in the amount of R$5 million.

Expenses related to third-party expenses climbed by R$14.6 million or 41.5% compared to the 4Q06. This increase was partially due to an upturn in maintenance costs related to technological equipment, facilities and collection letters arising from the business growth, as well as telecommunications expenses resulting from the expansion of outbound operations totaling R$7.6 million. There were also expenses with specialized support services totaling R$4.2 million related to reviewing the processes of Contax and some of its clients, providing strategic support in the identification of potential new markets/products and conducting a structural review. Finally, there was a R$2.8 million increase in facilities and technology support service expenses related to the new infrastructure operations where Contax manages only the physical environment of the client’s contact center with a counterpart in revenue.

Expenses with rent and insurance rose by R$5.8 million or 38.0% over the 4Q06 as a result of the increase in expenses with rental of properties totaling R$3.2 million and with rental of data circuits in a amount of R$2.1 million, including those related to the new infrastructure operations.. Expenses with property rentals reflected the opening of new sites and the expansion of existing ones, with part of the available workstations being filled along the quarter and at the beginning of 2008. This amount also includes contractual adjustments.

In relation to the previous quarter, the cost of services rendered increased by R$34.0 million or 11.9%, in line with the growth in the Company’s business volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$79.9 million in 2007, 18.4% up yoy.

In the 4Q07, these expenses amounted to R$25.3 million, growing by R$9.2 million over the 4Q06. The increase in personnel came to R$2.2 million, fueled by the expansion of the support team. Third-party services increased by R$4.1 million chiefly due to higher expenses with specialized services related to the development of new products and services and IT support from the growth of business support systems. The Company also booked provisions for doubtful accounts in the amount of R$4.0 million in order to better reflect client payment estimates.

SG&A expenses grew by R$4.4 million compared to the previous quarter chiefly due to said provisions for doubtful accounts (R$4 million).

EBITDA

Annual EBITDA totaled R$163.9 million, 12.5% up on 2006, accompanied by an EBITDA margin of 12.0%, in line with that of the previous year.

Quarterly EBITDA totaled R$46.1 million, 13.6% up yoy, with an EBITDA margin of 11.8%, 1.5 p.p. down on the 4Q06.

EBITDA Reconciliation	4Q07	4Q06	Chg. %	2007	2006	Chg. %

Net Income (Loss)	18,585	20,471	-9%	53,984	74,714	-28%
(+) Deferred Income taxes	8,013	10,898	-26%	27,330	36,625	-25%
(+) Financial Expenses (Revenues)	1,177	(4,139)	n.m.	(1,647)	(17,751)	-91%
(+) Depreciation	18,331	13,372	37%	84,268	52,070	62%
(-) Non-operating Results / Extraordinary Itens	(3)	(8)	n.m.	(67)	-	n.m.

EBITDA	46,103	40,594	14%	163,867	145,658	13%

EBITDA Margin	11.8%	13.3%	-1,5 p.p.	12.0%	12.0%	0 p.p.

* n.m. - not measured

The main factors impacting the EBITDA margin compared to the same quarter in the previous year were:

i)	gain of 0.9 p.p. due to a reduction in contingency costs as a result of fewer labor lawsuits;

ii)	gain of 0.6 p.p. related to improved productivity and operating performance;

iii)	loss of 1.0 p.p. due to higher recruiting and training expenses thanks to the faster growth of the business in this quarter;

iv)	loss of 1.0 p.p. as a result of higher provisions for doubtful accounts (PDA);

v)	loss of 1.0 p.p. due to higher third-party expenses, especially business support services.

The main factors impacting the EBITDA margin increase of 0.7 p.p. compared to the previous quarter were:

i)	gain of 1.7 p.p. due to a reduction in contingency costs as a result of fewer labor lawsuits;

ii)	gain of 0.8 p.p. as a result of a reduction in expenses with training programs for new operations begun in the fourth quarter;

iii)	loss of 1.0 p.p. due to the constitution of provisions for doubtful accounts;

iv)	loss of 0.9 p.p. due to general expenses related to specialized infrastructure and business expansion services.

Depreciation

In 2007, depreciation rose by R$32.2 million, or 61.8%, chiefly due to: (i) changes in the estimated working life of certain fixed assets (furniture and IT equipment), with the adoption of depreciation based on the new working life as of 2007. The reduction in working life was recognized based on a technical report dated May 7, 2007 prepared with a base date of December 31, 2006; and (ii) investments to support business growth.

In the 4Q07, depreciation totaled R$18.3 million, R$5.0 million or 37.1% higher than in the same period the year before due to said change in the criterion for calculating depreciation and investments to support business growth in 2007. It moved up by 1.5% compared to the previous quarter.

Net Financial Result

In 2007, the net financial result was R$1.6 million positive, versus R$17.8 million in 2006. The R$16.2 million decline was due to lower revenue from: (i) financial investments resulting from the lower average cash availability due to the use of cash in the share buyback programs; (ii) the fall in Brazilian interest rates (SELIC); and higher expenses from the monetary restatement of contingencies.

In the 4Q07, the net financial result was R$1.2 million negative, R$5.3 million down on the 4Q06 as a result of the above-mentioned factors and costs from provisions for interest on the BNDES loan. The variation of R$1.0 million in relation to the previous quarter was due to the lower availability of net cash as a result of the third share buyback program which ended in the previous quarter.

Net Cash (Cash – Loans)

In October 2007, the BNDES released the first R$100 million tranche of its R$216.5 million loan, at the TJLP (long-term interest rate) + 2.0%, over 6 years, with a grace period of 24 months.

In light of the current economic scenario, Contax is seeking to optimize its capital structure in order to finance investments in marketing initiatives, service quality, productivity improvements, staff training, the expansion of installed capacity and the modernization of current facilities.

Cash closed 2007 at R$240.3 million, versus R$231.3 million in 2006, while net cash stood at R$140.0 million, versus R$231.3 million in 2006. This variation was chiefly due to (i) operating cash flow of R$145.2 million in 2007; (ii) cash disbursements due to the 2007 share buyback programs, with expenses equivalent to R$119.3 million

(the three programs totaled R$160.7 million); and (iii) investment programs (on a cash basis) for the expansion of the business in the amount of R$119.2 million in the same period.

CAPEX

Annual CAPEX totaled R$133.4 million, versus R$66.1 million in 2006. This increase was a result of Contax’s continuous business expansion and the non-utilization of the new leasing operations in 2007. Of this total, R$115.2 million were invested to support the business growth.

In the 4Q07, CAPEX totaled R$63.7 million, 64.6% up on the 3Q07. Of this total, R$53.2 million went to activities related to the growth of the business, such as the new workstations and the new facilities in São Paulo, Rio de Janeiro and Recife. Investments in modernization and infrastructure amounted to R$7.0 million, while R$3.5 million went to projects aimed at enhancing quality and productivity.

Net Income

Contax’s net income totaled R$54.0 million in 2007, versus R$74.7 million in 2006. The decline in net income despite the increase in EBITDA was due to the change in the estimated working life of certain fixed assets, which had an impact on depreciation (with an annual net impact of R$17.9 million mentioned before), combined with the financial result for the fiscal year.

In the last quarter of 2007, net income stood at R$18.6 million, 9.2% down yoy as a result of the aforementioned factors, but 40.3% up on the previous quarter chiefly due to an improvement in the Company’s operating result.

Recent Events

  In January 2008, the BNDES released the second and third tranches of its loan totaled R$50 million. As a result, R$150 million out of a total of R$216.5 million has now been freed. The loan is at the TJLP (long-term interest rate) 2.0% p.a. over 6 years with a 24-month grace period.

IR Contact

Sara Lizi
+55 (21) 3131-0692

Guilherme Ouriveis
+55 (21) 3131-0009

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br
www.contax.com.br

About Contax

Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC CTXNY), the largest outsourced contact center company in Brazil, specialized in the development, implementation and operation of complex contact centers for the purpose of assisting clients to improve their relationship with their end consumers and maximize the value of the services rendered. Contax currently has a portfolio of over 50 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors like telecommunications, finance, utilities, retail, government, etc. Contax offers a variety of communication channels to interact with clients. In December 2007, the Company had over 60,000 employees and 28,000 workstations in 21 contact centers in Brazil.

Disclaimer

The information contained in this document relating to the business prospects, estimates for operating and financial results, and those related to growth prospects of Contax merely denotes projections and, as such, based exclusively on the Management’s expectations about the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy, industry, and international markets and, therefore, subject to change without prior notice.

INCOME STATEMENT (R$ MM)

	4Q07	3Q07	4Q06	2007	2006	Chg. %

Sales and Services Revenues	420,698	378,875	331,125	1,475,488	1,319,975	11.8%
Deduction from Gross Revenues	(31,139)	(27,986)	(25,577)	(109,673)	(101,392)	8.2%
Net Revenues	389,559	350,889	305,548	1,365,815	1,218,583	12.1%
Cost of Goods Sold (COGS)	(335,375)	(301,239)	(259,126)	(1,183,912)	(1,041,195)	13.7%
Gross Profit	54,184	49,650	46,422	181,903	177,388	2.5%
Operating Revenue (Expenses)	(27,589)	(28,896)	(15,061)	(100,656)	(66,049)	52.4%
Selling Expenses	(10,308)	(4,884)	(3,603)	(23,986)	(13,249)	81.0%
G&A Expenses	(16,575)	(17,448)	(13,550)	(62,671)	(59,130)	6.0%
Financial Results	(1,177)	(191)	4,139	1,647	17,751	-90.7%
Financial Revenues	4,114	3,539	6,464	16,647	26,541	-37.3%
Finacial Expenses	(5,291)	(3,730)	(2,325)	(15,000)	(8,790)	70.6%
Other Operating Revenues	6,060	1,802	5,789	14,993	21,672	-30.8%
Other Operating Expenses	(5,589)	(8,175)	(7,836)	(30,639)	(33,093)	-7.4%
Operating Profit	26,595	20,754	31,361	81,247	111,339	-27.0%
Non-Operating Results	3	(31)	8	67	-	n.m.
Revenues	6	-	8	102	-	n.m.
Expenses	(3)	(31)	-	(35)	-	n.m.
Income Before Taxes	26,598	20,723	31,369	81,314	111,339	-27.0%
Income tax and Social Contribution	(5,842)	(6,709)	(8,471)	(24,450)	(29,088)	-15.9%
Provision
Deferred Income Taxes	(2,171)	(765)	(2,427)	(2,880)	(7,537)	-61.8%
Net Income (loss)	18,585	13,249	20,471	53,984	74,714	-27.7%
Number of Shares Excluding Treasury (in '000) **	15,691	15,681	18,207	15,691	18,207	-13.8%
EPS (R$)	1.18446	0.84491	1.12435	3.44042	4.10359	n.m.

* n.m. - not measured.

** Due to the reversal split realized on November 17, 2007, shares excluding treasury was divided by 20 for comparison among periods.

BALANCE SHEET (R$ MM)

Asset	12/31/2007	9/30/2007	12/31/2006

Total Assets	711,310	574,162	613,566
Current Assets	374,248	283,862	335,645
Cash and equivalents	240,310	139,309	231,299
Credits	84,863	96,503	53,868
Clients	83,492	95,735	52,150
Sundry Credits	1,371	768	1,718
Others	49,075	48,050	50,478
Deferred and Recoverable Taxes	43,005	36,437	46,063
Prepaid expenses	2,807	3,132	2,247
Others assets	3,263	8,481	2,168
Non-current Assets	337,062	290,300	277,921
Long-term Assets	47,928	46,439	37,903
Deferred and Recoverable Taxes	17,574	19,073	19,903
Judicial deposits	17,787	14,961	7,938
Credits Receivable	11,678	11,552	9,321
Others assets	889	853	741
Fixed Assets	289,134	243,861	240,018
Plant, property and equipament	221,158	190,353	195,884
Intangible Assets	67,976	53,508	44,134

Liabilities	12/31/2007	9/30/2007	12/31/2006

Total Liabilities	711,310	574,162	613,566
Current Liabilities	271,719	239,462	213,367
Short-term loans & financing	300	-	-
Suppliers	72,466	48,753	47,761
Taxes payable	38,990	30,891	39,559
Dividends payable	14,271	811	12,390
Wages and benefits	143,349	158,131	112,382
Others	2,343	876	1,275
Non-current Liabilities	149,311	50,063	31,644
Long-term Liabilities	149,311	50,063	31,644
Long-term loans & financing	100,060	-	-
Provisions	46,860	47,400	28,899
Others	2,391	2,663	2,745
Shareholders' Equity	290,280	284,637	368,555
Capital Stock	223,873	223,873	223,873
Capital reserves	9,254	35,399	9,386
Revenue reserves	68,066	25,365	136,076
Treasury Shares	(10,913)	-	(780)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.